1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

March 23, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Ta Tanisha Meadows

Re:	Wah Fu Education Group Ltd Form 20-F for the Fiscal Year Ended March 31, 2022 Filed August 1, 2022 File No. 1-38619

Dear Ta Tanisha Meadows:

Wah Fu Education Group Ltd. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 9, 2023 regarding the Company’s Form 20-F filed on August 1, 2022 (the “Form 20-F”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment to the Annual Report on Form 20 F (the “Amendment”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2022

Certain Information, page 1

1.	To the extent the Division of Corporation Finance’s Sample Letter to China-Based Companies, issued by the Staff in December 2021, requests disclosure on the prospectus cover page or in the prospectus summary, please provide such disclosure in a separate section at the beginning of Item 3 of Form 20-F; in addition, please include a discussion of the transfer of cash within the company in Item 5 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the cover page, pages 1, 2, 3, and 91 of the Amendment.

Wah Fu Education Group Ltd Attn: Ta Tanisha Meadows March 23, 2023 Page 2 of 7

2.	Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which stockholders hold an interest.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised the cover page and throughout the Amendment. Further, we advise the Staff that unless otherwise indicated in the Amendment, “Wah Fu” refers to Wah Fu Education Group Limited, a company organized in the British Virgin Islands; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to Wah Fu Education Group Limited and/or its consolidated subsidiaries, other than the variable interest entity, Beijing HuaXiaDadi Digital Information Technology Co., a PRC company, and Beijing HuaxiaDadi Digital Information Technology Co., Ltd. – Shandong Branch, the branch company of Beijing HuaXiaDadi Digital Information Technology Co. In addition, we separately defined the “VIE” refers to the variable interest entity, Beijing HuaXiaDadi Digital Information Technology Co. and its subsidiaries, such as Huafu Wanrun(Guangzhou)Education Technology, Sichuan Huafu GengyunEducation Technology Co., Ltd., Hunan Huafu Haihui Learing Technology Co., Ltd., and Liaoning Huafu Zhongtai Learing Technology Co., Ltd. in the Amendment and the prospectus contained therein.

3.	We note that your definition of China and the PRC appears to exclude Hong Kong, Macau and Taiwan. Please revise to include the definition of China at the beginning of Item 3, and to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. Additionally, please clarify whether you have any locations, operations or directors/executive officers in Hong Kong; in this regard it is unclear what you mean when you say that Wah Fu Education Holding Limited has been “deregistered.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that each of the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan region adopts separate legal system from other regions of China, and that as such the legal and operational risks with operating in China are not wholly applicable to the Hong Kong Special Administrative Region, the Macao Special Administrative Region and the Taiwan region.

Further, the Company respectfully advises the Staff that the Company’s Hong Kong subsidiary, Wah Fu Education Holding Limited, had been dissolved on April 23, 2021 and has accordingly revised page 54 of the Amendment for clarity. As a result, the Company also respectfully advises the Staff that the Company does not have any locations, operations or directors or executive officers, except for bank accounts, in Hong Kong.

Item 3. Key Information, page 2

4.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 6, 7, 8 and 9 of the Amendment.

Wah Fu Education Group Ltd Attn: Ta Tanisha Meadows March 23, 2023 Page 3 of 7

5.	Please disclose prominently here that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and its investors as a result of this structure.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 1 and 2 of the Amendment.

6.	Provide prominent disclosure here about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities, education and after-school tutoring (including the Alleviating Burden Opinion, which may have materially and adversely affected and may continue to affect your business, operations and financial condition) and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please revise to specifically discuss and, to the extent possible, quantify the significant negative impacts such as the impacts on the company’s revenues and any other material impacts on property and equipment, intangible assets, goodwill, etc. With respect to the Alleviating Burden Opinion , specifically, the significant negative impacts should be presented in such a manner as to allow investors to fully understand the negative impacts the Alleviating Burden Opinion had and will have on the company’s business, operations and financial performance. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 70 and 71 of the Amendment. The Company further advises the Staff that the Company provides educational services to only adults and not to kindergarten to grade 12 students in the PRC. As such, the Company’s business falls outside of the ambit of the Alleviating Burden Opinion. As a result, the Company does not expect any significant negative impacts from the Alleviating Burden Opinion on its revenues and any other material impacts on its property and equipment, intangible assets, goodwill, etc.

7.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 2 and 91 of the Amendment.

Wah Fu Education Group Ltd Attn: Ta Tanisha Meadows March 23, 2023 Page 4 of 7

8.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer assets. Please provide cross-references to these other discussions. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 2, 10 and 41 of the Amendment.

9.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your risk factors section, as well. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 2 and 91 of the Amendment.

10.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies here, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state here that you have no such cash management policies that dictate how funds are transferred. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 2 and 91 of the Amendment.

11.	Please revise to provide here a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity and using dashed lines without arrows to denote relationships with the VIE. Describe in greater detail all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which stockholders hold an interest and the entity(ies) in which the company’s operations are conducted.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 5 of the Amendment to provide a diagram of the company’s corporate structure.

12.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 2, 11, 12, 17, 35 and 67 of the Amendment.

Wah Fu Education Group Ltd Attn: Ta Tanisha Meadows March 23, 2023 Page 5 of 7

13.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOE that is the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 6, 7, 8 and 9 of the Amendment.

14.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 3, 18, 46 and 47 of the Amendment.

Risk Factors, page 4

15.	Please revise to provide a summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 14, 15, 16, 17 and 35 of the Amendment.

16.	Please update the risk factor captioned “Recent joint statement by the SEC and PCAOB...” to reflect the updates to the HFCAA and the associated time frame.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 46 and 47 of the Amendment.

Wah Fu Education Group Ltd Attn: Ta Tanisha Meadows March 23, 2023 Page 6 of 7

17.	Please enhance your risk factors describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Also revise to clarify and specifically address how oversight by the CAC impacts or could impact your business and to what extent you believe you are compliant with the requirements of the CAC.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 11 and 67 of the Amendment.

18.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 17 and 35 of the Amendment.

Item 18. Financial Statements

Note 2- Summary of Significant Accounting Policies

Accounts receivable, net, page F-10

19.	You state that accounts receivable aged more than 3 months and less than 12 months was $3,244 and that accounts receivable aging more than 12 months was $822 as of March 31, 2022. Please explain to us how you determined that an allowance for doubtful accounts of $1,122,743 as of March 31, 2022 was appropriate when you appear to have minimal aged accounts receivable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company records almost 100% allowance for the accounting receivable aged over one year. For the year ended March 31, 2022, most accounting receivable balance was less than 3 months and accounts receivables with aging less than 3 months was $1,708,364. Accordingly, we have revised page F-10 of the Amendment.

Revenue recognition, page F-12

20.	You state that normally, the deferred revenue is recognized as revenue within 6 months. Yet only $836,662 was recognized in the year ended March 31, 2022 from a beginning balance of $4,141,555. Please explain to us why the deferred revenue recognized does not appear consistent with your normal recognition pattern.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company, for the year ended March 31, 2022, treated deferred revenue for B2B2C with a longer recognition period which will be recognized from 6 months to 5 years. Accordingly, we have revised page F-13 of the Amendment.

***

Wah Fu Education Group Ltd Attn: Ta Tanisha Meadows March 23, 2023 Page 7 of 7

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Yang Yu
Yang Yu Chairman of the Board of Directors

cc:	Richard I. Anslow, Esq.